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                                                                  Exhibit 8.2

                       [KELLER & COMPANY, INC. LETTERHEAD]

March 10, 1998


The Board of Directors
The Home Savings and Loan Company of Youngstown, Ohio
275 Federal Plaza, W.
Box 1111
Youngstown, OH  44501-1111

Re:      Subscription Rights - Conversion of The Home Savings and Loan Company
                                    of Youngstown, Ohio

Gentlemen:

The purpose of this letter is to provide an opinion of the value of the subscription rights of the "to be issued" common stock of United Community Financial Corp. (the "Corporation"), Youngstown, Ohio in regard to the conversion of The Home Savings and Loan Company of Youngstown, Ohio ("Home" or the "Company") from a state-chartered mutual savings bank to a state-chartered stock savings bank.

Because of the Subscription Rights to purchase shares of Common Stock in United Community Financial Corp., which are to be issued to the depositors of The Home Savings and Loan Company of Youngstown, Ohio, and the other members of the Company and will be acquired by such recipients without cost, will be nontransferable and of short duration and will afford the recipients the right only to purchase shares of Common Stock at the same price as will be paid by members of the general public in a Direct Community Offering, we are of the opinion that:

         (1) The Subscription Rights will have no ascertainable fair market value, and;

         (2) The price at which the Subscription Rights are exercisable will not be more or less than the fair market value of the shares on the date of the exercise.

Further, it is our opinion that the Subscription Rights will have no economic value on the date of distribution or at the time of exercise, whether or not a community offering takes place.

Sincerely,

KELLER & COMPANY, INC.



Michael R. Keller
President